PROSPECTUS SUPPLEMENT

(To Prospectus dated February 19, 2003)

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-102961

4,000,000 Common Units

Representing Limited Partner Interests

We are offering to sell up to 4,000,000 common units representing limited partner interests of Kinder Morgan Energy Partners, L.P. Our common units are listed on the New York Stock Exchange under the symbol “KMP.” On May 28, 2003, the last reported sale price of our common units on the New York Stock Exchange was $39.35 per unit.

Investing in the common units involves risks. “Risk Factors” begin on page S-5.

	Per Common Unit	Total
Public Offering Price	$39.35	$157,400,000

Underwriting Discount	$ 1.67	$ 6,680,000

Proceeds to us before expenses	$37.68	$150,720,000

We have granted the underwriters a 30-day option to purchase up to 600,000 common units on the same terms and conditions as set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement and accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the common units on or about June 3, 2003.

LEHMAN BROTHERS	GOLDMAN, SACHS & CO.

DEUTSCHE BANK SECURITIES

MERRILL LYNCH & CO.

RBC CAPITAL MARKETS

WACHOVIA SECURITIES

May 28, 2003

This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of this common unit offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. If the description of the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. This prospectus supplement and the accompanying prospectus may only be used where it is legal to sell the offered securities. You should not assume that the information in this prospectus supplement and accompanying prospectus is accurate as of any date other than the respective date on the front cover of those documents. You should not assume that the information incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date the respective information was filed with the Securities and Exchange Commission. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

SUMMARY

The summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all of the information that you should consider before making an investment decision. We urge you to read the entire prospectus supplement and the accompanying prospectus carefully, including the historical financial statements and notes to those financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. Please read “Risk Factors” beginning on page S-5 of this prospectus supplement for more information about important risks that you should consider before buying our common units. Unless the context otherwise indicates, the information presented in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option. Our common units represent limited partner interests in Kinder Morgan Energy Partners, L.P. We also have limited partner interests that are represented by i-units and Class B units. All of our i-units are owned by Kinder Morgan Management, LLC and all of our Class B units are owned by Kinder Morgan, Inc., the indirect parent of our general partner.

Kinder Morgan Energy Partners, L.P.

Business Description

We are a limited partnership, formed in Delaware in August 1992, with our common units traded on the NYSE under the symbol “KMP.” We are the largest publicly-traded pipeline limited partnership in the United States in terms of market capitalization and own the largest independent refined petroleum products pipeline system in the United States in terms of volumes delivered. Since February 1997, our operations have experienced significant growth, and our net income has increased from $17.7 million, for the year ending December 31, 1997, to $608.4 million, for the year ending December 31, 2002. Kinder Morgan Management, LLC is a limited partner in us and, pursuant to a delegation of control agreement, manages and controls our business and affairs, and the business and affairs of our operating limited partnerships and subsidiaries.

We focus on providing fee-based services to customers, avoiding commodity price risks and maximizing the benefits of our characterization as a partnership for federal income tax purposes. Our operations are conducted through our subsidiaries and are grouped into the following business segments:

•	Products Pipelines: Delivers gasoline, diesel fuel, jet fuel and natural gas liquids to various markets on over 10,000 miles of products pipelines and over 32 associated terminals serving customers across the United States;

•	Natural Gas Pipelines: Transports, stores and sells natural gas and has over 15,000 miles of natural gas transmission pipelines, plus natural gas gathering and storage facilities;

•	CO2 Pipelines: Produces, transports through pipelines and markets carbon dioxide, commonly called CO2, to oil fields that use CO2 to increase production of oil, and owns interests in and/or operates five oil fields in West Texas; and

•	Terminals: Comprised of approximately 50 owned or operated liquid and bulk terminal facilities and more than 60 rail transloading facilities located throughout the United States. Our terminals segment operations can handle over 60 million tons of coal, petroleum coke and other dry-bulk materials annually and has a liquids storage capacity of approximately 35 million barrels for refined petroleum products, chemicals and other liquid products.

Business Strategy

Our objective is to grow by:

•	providing, for a fee, transportation, storage and handling services which are core to the energy infrastructure of growing markets;

•	increasing utilization of assets while controlling costs by:

•	operating classic fixed-cost businesses with little variable costs; and

•	improving productivity to drop top-line growth to the bottom line;

•	leveraging economies of scale from incremental acquisitions and expansions principally by:

•	reducing needless overhead; and

•	eliminating duplicative costs in core operations; and

•	maximizing the benefits of our financial structure, which allows us to:

•	minimize the taxation of our net income, thereby increasing distributions from our high cash flow businesses; and

•	maintain a strong balance sheet, thereby allowing flexibility when raising capital for acquisitions and/or expansions.

We primarily transport and/or handle products for a fee and generally are not engaged in the unmatched purchase and resale of commodity products. As a result, we do not face significant risks relating directly to movements in commodity prices.

Generally, as utilization of our pipelines and terminals increases, our fee-based revenues increase. Increases in utilization are principally driven by increases in demand for gasoline, jet fuel, natural gas and other energy products transported and handled by us. Increases in demand for these products are generally driven by demographic growth in markets we serve, including the rapidly growing western and southeastern United States.

We regularly consider and enter into discussions regarding potential acquisitions, including those from Kinder Morgan Inc., or its affiliates, and are currently contemplating potential acquisitions. While there are currently no unannounced purchase agreements for the acquisition of any material business or assets, such transactions can be effected quickly, may occur at any time and may be significant in size relative to our existing assets or operations.

Recent Developments

First Quarter Results

For the quarter ended March 31, 2003, total consolidated net income before a change in accounting principle was $167.0 million, or $0.50 per diluted common unit, an 18% increase from the $141.4 million, or $0.48 per diluted common unit, in consolidated net income reported for the first quarter of 2002. Additionally, our 2003 first quarter results benefited from a cumulative-effect adjustment of $3.5 million related to a change in accounting for asset retirement obligations pursuant to our adoption of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations,” on January 1, 2003. After the cumulative-effect adjustment, net income for the quarter totaled $170.5 million, or $0.52 per diluted common unit.

Increase in Quarterly Distributions

We increased the cash distribution per common unit for the first quarter of 2003, which we paid on May 15, 2003, to $0.64 ($2.56 annualized) from $0.625 ($2.50 annualized), which we paid for the fourth quarter of 2002. Our first quarter 2003 distribution represented an 8% increase over the cash distribution per unit of $0.59 paid for the first quarter of 2002.

Informal SEC Investigation

On May 2, 2003, we were notified by the staff of the Securities and Exchange Commission that the staff is conducting an informal investigation concerning our public disclosures regarding the allocation of purchase price between assets and goodwill in connection with our acquisition of the assets of Tejas Gas, LLC.

The staff has not asserted that we have acted improperly or illegally. In addition, the staff has indicated that the Commission has not issued a formal order. We have voluntarily agreed to cooperate fully with the staff’s informal investigation.

We acquired Tejas Gas, LLC on January 31, 2002, for aggregate consideration of approximately $882 million ($727 million of cash and $154 million of assumed liabilities). Approximately $56 million has been allocated to current assets, $674 million to property plant and equipment, including cushion gas, and $151 million to goodwill. These allocations were made based on the valuation analysis of an independent appraiser and were also reviewed by our independent auditors in the context of the audit of our financial statements.

Even if adjustments were made to the allocation between assets and goodwill, any adjustments would not have an effect on cash available for distributions to our limited partners. The primary effect of any adjustments would be to either increase or decrease depreciation and amortization expense with a corresponding increase or decrease in net income. This difference arises because, in general, assets are required to be depreciated over time while goodwill is not.

Offices

The address of our principal executive offices is One Allen Center, Suite 1000, 500 Dallas Street, Houston, Texas 77002, and our telephone number at this address is (713) 369-9000.

The Offering

Common Units Offered by Kinder Morgan Energy Partners, L.P.	4,000,000 common units, assuming the underwriters’ over-allotment option is not exercised.

Units Outstanding after the Offering (based on number of units outstanding on March 31, 2003)	133,989,818 common units if the underwriters’ over-allotment option is not exercised.

If the underwriters’ over-allotment is exercised in full:

•	600,000 additional common units will be issued; and

•	134,589,818 common units will be outstanding.

There are also outstanding:

•	5,313,400 Class B units, all of which are owned by Kinder Morgan, Inc.; and

•	46,513,029 i-units, all of which are owned by Kinder Morgan Management, LLC.

Price	$39.35 for each common unit.

New York Stock Exchange Trading

Symbol	KMP

Use of Proceeds

We estimate that we will receive approximately $150.2 million from the sale of the common units, or $172.8 million if the underwriters’ over-allotment option is exercised in full, in each case, after deducting underwriting discounts and commissions and offering expenses. We intend to use the net proceeds:

•	to repay short-term commercial paper debt, part of which was incurred to finance $424 million of anticipated expansion capital projects in 2003; and

•	for other general partnership purposes.

Timing of Quarterly Distributions

Cash distributions are made on our common units on a quarterly basis. Our current quarterly distribution rate is $0.64 per common unit, or $2.56 per common unit on an annualized basis, based on the last quarterly distribution paid by us on May 15, 2003 for the first quarter of 2003. Cash distributions on our common units are generally paid within 45 days following March 31, June 30, September 30 and December 31. The first distribution payable to purchasers of the common units offered hereby will be declared and paid in the third quarter of 2003. Please read “Price Range of Common Units and Distributions” on page S-12 for further information about our distribution policy.

Risk Factors	An investment in the common units involves risk. Please read “Risk Factors” beginning on page S-5.

RISK FACTORS

You should carefully consider the risks described below, in addition to the other information contained or incorporated by reference in this prospectus supplement or accompanying prospectus. Specifically, please see “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2002 for a discussion of risk factors that may affect our business. Realization of any of those risks could have a material adverse effect on our business, financial condition, cash flows and results of operations. Realization of any of those or the following risks could result in a decline in the trading price of our common units, and you might lose all or part of your investment.

Risks Related to Our Common Units

Common unitholders have limited voting rights and limited control.    Holders of common units have only limited voting rights on matters affecting us. The general partner manages partnership activities. Holders of common units have no right to elect the general partner on an annual or other ongoing basis. If the general partner withdraws, however, its successor may be elected by the holders of a majority of the outstanding common units (excluding units owned by the departing general partner and its affiliates).

The limited partners may remove the general partner only if:

•	the holders of at least 66 2/3% of the outstanding common units, excluding common units owned by the departing general partner and its affiliates, vote to remove the general partner;

•	a successor general partner is approved by at least 66 2/3% of the outstanding common units, excluding common units owned by the departing general partner and its affiliates; and

•	we receive an opinion of counsel opining that the removal would not result in the loss of the limited liability to any limited partner or the limited partner of the operating partnership or cause us or the operating partnership to be taxed other than as a partnership for federal income tax purposes.

A person or group owning 20% or more of the common units cannot vote.    Any common units held by a person or group that owns 20% or more of the common units cannot be voted. This limitation does not apply to the general partner and its affiliates. This provision may:

•	discourage a person or group from attempting to remove the general partner or otherwise change management; and

•	reduce the price at which the common units will trade under certain circumstances. For example, a third party will probably not attempt to remove the general partner and take over our management by making a tender offer for the common units at a price above their trading market price without removing the general partner and substituting an affiliate.

The general partner’s liability to us and unitholders may be limited.    Our partnership agreement contains language limiting the liability of the general partner to us or the holders of common units. For example, our partnership agreement provides that:

•	the general partner does not breach any duty to us or the holders of common units by borrowing funds or approving any borrowing. The general partner is protected even if the purpose or effect of the borrowing is to increase incentive distributions to the general partner;

•	the general partner does not breach any duty to us or the holders of common units by taking any actions consistent with the standards of reasonable discretion outlined in the definitions of available cash and cash from operations contained in our partnership agreement; and

•	the general partner does not breach any standard of care or duty by resolving conflicts of interest unless the general partner acts in bad faith.

Unitholders may have liability to repay distributions.    Unitholders will not be liable for assessments in addition to their initial capital investment in the common units. Under certain circumstances, however, holders of common units may have to repay us amounts wrongfully returned or distributed to them. Under Delaware law, we may not make a distribution to you if the distribution causes our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and non-recourse liabilities are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that for a period of three years from the date of such a distribution, a limited partner who receives the distribution and knew at the time of the distribution that the distribution violated Delaware law will be liable to the limited partnership for the distribution amount. Under Delaware law, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of the assignor to make contributions to the partnership. However, such an assignee is not obligated for liabilities unknown to the assignee at the time the assignee became a limited partner if the liabilities could not be determined from the partnership agreement.

Unitholders may be liable if we have not complied with state partnership law.    We conduct our business in a number of states. In some of those states the limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established. The unitholders might be held liable for the partnership’s obligations as if they were a general partner if:

•	a court or government agency determined that we were conducting business in the state but had not compiled with the state’s partnership statute; or

•	unitholders’ rights to act together to remove or replace the general partner or take other actions under our partnership agreement constitute “control” of our business.

The general partner may buy out minority unitholders if it owns 80% of the units.    If at any time the general partner and its affiliates own 80% or more of the issued and outstanding common units, the general partner will have the right to purchase all, and only all, of the remaining common units. Because of this right, a unitholder will have to sell its common units at a time or price that may be undesirable. The purchase price for such a purchase will be the greater of:

•	the most recent 20-day average trading price as of the date five days prior to the date the notice of purchase is mailed; or

•	the highest purchase price paid by the general partner or its affiliates to acquire common units during the prior 90 days.

The general partner can assign this right to its affiliates or to the partnership.

We may sell additional limited partner interests, diluting existing interests of unitholders.    Our partnership agreement allows the general partner to cause us to issue additional common units and other equity securities. When we issue additional equity securities, your proportionate partnership interest will decrease. Such an issuance could negatively affect the amount of cash distributed to unitholders and the market price of common units. Issuance of additional common units will also diminish the relative voting strength of the previously outstanding common units. Our partnership agreement does not limit the total number of common units we may issue.

The general partner can protect itself against dilution.    Whenever we issue equity securities to any person other than the general partner and its affiliates, the general partner has the right to purchase additional limited partnership interests on the same terms. This allows the general partner to maintain its partnership interest in us. No other unitholder has a similar right. Therefore, only the general partner may protect itself against dilution caused by issuance of additional equity securities.

Recently enacted legislation may make investments in corporations more attractive than they used to be when compared to investments in the common units.    The President has signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003, which generally will reduce the maximum tax rate on dividends paid by corporations to individuals to 15% in 2003 and, for taxpayers in the 10% and 15% ordinary income tax brackets, to 5% in 2003 through 2007 and to zero in 2008. This legislation may cause some investments in corporations to be more attractive to individual investors than they used to be when compared to an investment in the common units, thereby exerting downward pressure on the market price of the common units. The legislation also reduces the maximum tax rate for an individual to 35% and the maximum tax rate applicable to net long term capital gains of an individual to 15%.

There may be federal and state tax risks to common unitholders.    We could be treated as a corporation for United States income tax purposes. Our treatment as a corporation would substantially reduce the cash distributions on the common units that we will distribute quarterly. The anticipated benefit of an investment in our common units depends largely on the treatment of us as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service on this or any other matter affecting us. Current law requires us to derive at least 90% of our annual gross income from specific activities to continue to be treated as a partnership for federal income tax purposes. We may not find it possible, regardless of our efforts, to meet this income requirement or may inadvertently fail to meet this income requirement. Current law may change so as to cause us to be treated as a corporation for federal income tax purposes without regard to our sources of income or otherwise subject us to entity-level taxation.

If we were to be treated as a corporation for federal income tax purposes, we would pay federal income tax on our income at the corporate tax rate, which is currently a maximum of 35%, and would pay state income taxes at varying rates. Under current law, distributions to unitholders would generally be taxed as a corporate distribution. Because a tax would be imposed upon us as a corporation, the cash available for distribution to a unitholder would be substantially reduced. Treatment of us as a corporation would cause a substantial reduction in the value of our units.

In addition, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. If any state were to impose a tax upon us as an entity, the cash available for distribution to you would be reduced.

The issuance of additional i-units may cause more taxable income to be allocated to the common units.    The i-units we issue to Kinder Morgan Management generally are not allocated income, gain, loss or deduction for federal income tax purposes until such time as we are liquidated. Therefore, the issuance of additional i-units may cause more taxable income and gain to be allocated to the common unitholders.

Risks Related to Ownership of Our Common Units if We or Kinder Morgan, Inc. Default on Debt

Unitholders may have negative tax consequences if we default on our debt or sell assets.    If we default on any of our debt, the lenders will have the right to sue us for non-payment. Such an action could cause an investment loss and cause negative tax consequences for unitholders through the realization of taxable income by unitholders without a corresponding cash distribution. Likewise, if we were to dispose of assets and realize a taxable gain while there is substantial debt outstanding and proceeds of the sale were applied to the debt, unitholders could have increased taxable income without a corresponding cash distribution.

There is the potential for a change of control if Kinder Morgan, Inc. defaults on debt.    Kinder Morgan, Inc. owns all of the outstanding capital stock of the general partner. Kinder Morgan, Inc. has significant operations which provide cash independent of dividends that Kinder Morgan, Inc. receives from the general partner. Nevertheless, if Kinder Morgan, Inc. defaults on its debt, its lenders could acquire control of the general partner.

SUMMARY HISTORICAL FINANCIAL DATA

The following sets forth certain of our summary financial data as of and for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 as filed with the SEC on February 20, 2003 and adjusted as discussed in Note 8, and also includes unaudited data as of and for the three months ended March 31, 2003 and 2002. We have derived the summary historical financial data as of and for the three months ended March 31, 2003 and 2002 from our unaudited financial statements which, in the opinion of management, include all adjustments necessary for a fair presentation of the data. The results for the three-month period ended March 31, 2003 are not necessarily indicative of the results that may be expected for any other quarter or for the full fiscal year. The following should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and the related notes to those financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2003 (1)	2002 (2)	2002 (3)	2001 (4)	2000 (5)	1999 (6)	1998 (7)
	(unaudited)		(thousands of dollars)
Income Statement Data:
Operating revenues	$1,788,838	$803,065	$4,237,057	$2,946,676	$816,442	$428,749	$322,617
Gas purchases and other cost of sales	1,375,414	448,093	2,704,295	1,657,689	124,641	16,241	5,860
Depreciation and amortization	49,805	41,326	172,041	142,077	82,630	46,469	36,557
Other operating expense	168,467	147,790	636,423	583,082	293,610	178,632	139,531

Operating income	195,152	165,856	724,298	563,828	315,561	187,407	140,669
Earnings from equity investments	24,305	23,271	89,258	84,834	71,603	42,918	25,732
Amortization of excess cost of equity investments	(1,394)	(1,394)	(5,575)	(9,011)	(8,195)	(4,254)	(764)
Interest expense	(45,337)	(39,563)	(178,279)	(175,930)	(97,102)	(54,336)	(40,856)
Loss on early extinguishment of debt (8)	—	—	—	—	—	(2,595)	(13,611)
Interest income and other, net	(1,525)	(2,336)	(6,042)	(5,005)	10,415	22,988	(5,992)

Income before income taxes and cumulative effect of a change in accounting principle	171,201	145,834	623,660	458,716	292,282	192,128	105,178
Income tax provision	(4,188)	(4,401)	(15,283)	(16,373)	(13,934)	(9,826)	(1,572)

Income before cumulative effect of a change in accounting principle	167,013	141,433	608,377	442,343	278,348	182,302	103,606
Cumulative effect adjustment from change in accounting for asset retirement obligations	3,465	—	—	—	—	—	—

Net income	$170,478	$141,433	$608,377	$442,343	$278,348	$182,302	$103,606

Balance Sheet Data (at end of period):
Net property, plant and equipment	$6,381,802	$5,892,435	$6,244,242	$5,082,612	$3,306,305	$2,578,313	$1,763,386
Total assets	$8,802,234	$7,495,207	$8,353,576	$6,732,666	$4,625,210	$3,228,738	$2,152,272
Long-term debt (9)	$3,787,234	$2,983,549	$3,659,533	$2,237,015	$1,255,453	$989,101	$611,571
Partners’ capital	$3,425,554	$3,080,206	$3,415,929	$3,159,034	$2,117,067	$1,774,798	$1,360,663

(1)	Includes results of operations for bulk terminal operations acquired from M.J. Rudolph Corporation, effective January 1, 2003.

(2)	Includes results of operations for the additional 10% interest in the Cochin Pipeline System, Kinder Morgan Materials Services LLC (formerly Laser Materials Services LLC), the 66 2/3% interest in International Marine Terminals, and Tejas Gas, LLC since the effective dates of these acquisitions. The additional interest in Cochin was acquired effective December 31, 2001. Kinder Morgan Materials Services LLC was acquired effective January 1, 2002. We acquired a 33 1/3% interest in International Marine Terminals effective January 1, 2002 and an additional 33 1/3% interest effective February 1, 2002. Tejas Gas, LLC was acquired effective January 31, 2002.
(3)	Includes results of operations for the additional 10% interest in the Cochin Pipeline System, Kinder Morgan Materials Services LLC (formerly Laser Materials Services LLC), the 66 2/3% interest in International Marine Terminals, Tejas Gas, LLC, Milwaukee Bagging Operations, the remaining 33 1/3% interest in Trailblazer Pipeline Company, the Owensboro Gateway Terminal and IC Terminal Holdings Company and consolidated subsidiaries since the effective dates of these acquisitions. The additional interest in Cochin was acquired effective December 31, 2001. Kinder Morgan Materials Services LLC was acquired effective January 1, 2002. We acquired a 33 1/3% interest in International Marine Terminals effective January 1, 2002 and an additional 33 1/3% interest effective February 1, 2002. Tejas Gas, LLC was acquired effective January 31, 2002. The Milwaukee Bagging Operations were acquired effective May 1, 2002. The remaining interest in Trailblazer was acquired effective May 6, 2002. The Owensboro Gateway Terminal and IC Terminal Holdings Company and consolidated subsidiaries were acquired effective September 1, 2002.
(4)	Includes results of operations for the remaining 50% interest in the Colton Processing Facility, Kinder Morgan Texas Pipeline, L.P., Casper and Douglas gas gathering assets, 50% interest in Coyote Gas Treating, LLC, 25% interest in Thunder Creek Gas Services, LLC, Central Florida Pipeline LLC, Kinder Morgan Liquids Terminals LLC, Pinney Dock & Transport LLC, CALNEV Pipe Line LLC, 34.8% interest in the Cochin Pipeline System, Vopak terminal assets, Boswell terminal assets, Stolt-Nielsen terminal assets and additional gasoline and gas plant interests since the effective dates of these acquisitions. The remaining interest in the Colton Processing Facility, Kinder Morgan Texas Pipeline, L.P., Casper and Douglas gas gathering assets and our interests in Coyote and Thunder Creek were acquired effective December 31, 2000. Central Florida and Kinder Morgan Liquids Terminals, LLC were acquired January 1, 2001. Pinney Dock was acquired March 1, 2001. CALNEV was acquired March 30, 2001. Our second investment in Cochin, representing a 2.3% interest was made on June 20, 2001. Vopak terminal LLCs were acquired July 10, 2001. Boswell terminals were acquired August 31, 2001. Stolt-Nielsen terminals were acquired effective November 8 and 29, 2001, and our additional interests in the Snyder Gasoline Plant and the Diamond M Gas Plant were acquired effective November 14, 2001.
(5)	Includes results of operations for Kinder Morgan Interstate Gas Transmission, LLC, 66 2/3% interest in Trailblazer Pipeline Company, 49% interest in Red Cedar, Milwaukee Bulk Terminals, Inc., Dakota Bulk Terminals, Inc., remaining 80% interest in Kinder Morgan C02 Company, L.P., Devon Energy carbon dioxide properties, Kinder Morgan Transmix Company, LLC, a 32.5% interest in Cochin Pipeline System and Delta Terminal Services LLC since the effective dates of these acquisitions. Kinder Morgan Interstate Gas Transmission, LLC, Trailblazer assets, and our 49% interest in Red Cedar were acquired effective December 31, 1999. Milwaukee Bulk Terminals, Inc. and Dakota Bulk Terminal, Inc. were acquired effective January 1, 2000. Kinder Morgan Transmix Company, LLC was acquired effective October 25, 2000. Our 32.5% interest in Cochin was acquired effective November 3, 2000, and Delta Terminal Services LLC was acquired effective December 1, 2000.
(6)	Includes results of operations for 51% interest in Plantation Pipe Line Company, Products Pipelines’ initial transmix operations and 33 1/3% interest in Trailblazer Pipeline Company since the effective dates of these acquisitions. Our second investment in Plantation, representing a 27% interest was made on June 16, 1999. The Products Pipelines’ initial transmix operations were acquired effective September 10, 1999, and our initial 33 1/3% investment in Trailblazer was made on November 30, 1999.
(7)	Includes results of operations for Pacific operations’ pipeline system, Kinder Morgan Bulk Terminals, Inc. and 24% interest in Plantation Pipe Line Company since the effective dates of these acquisitions. Kinder Morgan Bulk Terminals, Inc. was acquired effective July 1, 1998 and our 24% interest in Plantation Pipe Line Company was acquired effective September 15, 1998.

(8)	Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections, which was required to be implemented for fiscal years beginning after May 15, 2002, resulted in the reclassification to income from continuing operations of gains or losses on extinguishment of debt that were previously reported as extraordinary items.
(9)	Excludes market value of interest rate swaps.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, referred to in the following discussion as “SFAS 143.” SFAS 143 provides accounting and reporting guidance for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction or normal operation of a long-lived asset. The provisions of SFAS 143 are effective for fiscal years beginning after June 15, 2002. We adopted SFAS 143 on January 1, 2003.

Had the provisions of SFAS 143 been in effect during the periods prior to January 1, 2003 presented above, net income and associated per unit amounts, and the amount of the liability for asset retirement obligations, would have been as follows:

	Three Months Ended March 31,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(in thousands, except per unit amounts)
Reported income before cumulative effect of a change in accounting principle	$167,013	$141,433	$608,377	$442,343	$278,348	$182,302	$103,606
Adjustments from change in accounting for asset retirement obligations	—	(295)	(1,161)	(980)	(201)	(189)	(178)

Adjusted income before cumulative effect of a change in accounting principle	$167,013	$141,138	$607,216	$441,363	$278,147	$182,113	$103,428

Reported income before cumulative effect of a change in accounting principle per unit	$0.50	$0.48	$1.96	$1.56	$1.34	$1.29	$0.87

Adjusted income before cumulative effect of a change in accounting principle per unit	$0.50	$0.48	$1.95	$1.55	$1.34	$1.28	$0.87

	December 31,
	2002	2001	2000	1999
	(in thousands)
Liability for asset retirement obligations	$14,125	$14,345	$2,549	$2,394

USE OF PROCEEDS

We expect the net proceeds from this offering of common units to be approximately $150.2 million, or $172.8 million if the underwriters’ over-allotment option is exercised in full, in each case after deducting underwriting discounts and our estimated expenses of the offering.

We will use these proceeds:

•	to repay short-term commercial paper debt, part of which was incurred to finance $424 million of anticipated expansion capital projects in 2003; and

•	for other general partnership purposes.

As of May 23, 2003, the weighted average interest rate on the short-term debt to be retired was approximately 1.4%.

CAPITALIZATION

The following table sets forth our historical consolidated capitalization as of March 31, 2003, and our consolidated capitalization as adjusted to give effect to:

•	the issuance of the common units we are selling in this offering at the issue price of $39.35 per unit; and

•	the application of the net proceeds from this offering, assuming all net proceeds are used to repay debt.

See “Use of Proceeds.” You should read this table in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our historical financial statements and notes to these financial statements that are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Historical March 31, 2003	As Adjusted
	(unaudited) (thousands of dollars)
Current portion of long-term debt	$14,520	$14,520
Long-term debt, excluding market value of interest rate swaps	3,787,234	3,635,481
Minority interest(1)	41,976	43,509
Partners’ capital
Common units, 129,989,818 units issued and outstanding, historical; 4,000,000 units issued pursuant to this offering; 133,989,818 units issued and outstanding, after this offering as adjusted(2)	1,831,477	1,981,697
Class B units, 5,313,400 units issued and outstanding	123,068	123,068
i-units, 46,513,029 units issued and outstanding	1,444,786	1,444,786
General partner interest	74,919	74,919
Accumulated other comprehensive income (loss)	(48,696)	(48,696)

Total partners’ capital	3,425,554	3,575,774

Total capitalization	$7,269,284	$7,269,284

(1)	The change in minority interest results from the capital contribution by our general partner required by our partnership agreement.
(2)	The unit numbers do not include:
•	the 217,000 common units issuable, subject to vesting, upon exercise of options granted by us and outstanding on March 31, 2003; and
•	the 34,400 common units issued upon exercise of options since March 31, 2003.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

The following table sets forth, for the periods indicated, the high and low sale prices per common unit, as reported on the New York Stock Exchange, the principal market in which the common units are traded, and the amount of cash distributions declared per common unit.

	Price Range		Cash Distributions
	High	Low
2003
First Quarter	$37.23	$33.51	$0.640
Second Quarter (through May 28, 2003)	40.34	33.51
2002
First Quarter	$38.65	$28.60	$0.590
Second Quarter	36.55	30.98	0.610
Third Quarter	33.90	28.00	0.610
Fourth Quarter	35.45	30.15	0.625
2001
First Quarter	$31.73	$26.13	$0.525
Second Quarter	36.70	30.67	0.525
Third Quarter	37.08	30.75	0.550
Fourth Quarter	39.05	34.55	0.550

The last reported sale price of the common units on the New York Stock Exchange on May 28, 2003 was $39.35 per unit.

As of March 3, 2003, there were approximately 107,000 beneficial owners of our common units.

The first cash distribution to the purchasers of common units in this offering will be declared and paid in the third quarter of 2003.

Our partnership agreement requires that we distribute 100% of “Available Cash” (as defined in our partnership agreement) to our partners within 45 days following the end of each calendar quarter. Available Cash consists generally of all of our cash receipts, including cash received by our operating partnerships and net reductions in reserves, less cash disbursements and net additions to reserves and amounts payable to the former general partner of SFPP, L.P., which is one of our operating partnerships, in respect of its remaining 0.5% interest in SFPP, L.P.

We distribute Available Cash for each quarter as follows:

•	first, 98% to the owners of all classes of units pro rata and 2% to our general partner until the owners of all classes of units have received a total of $0.15125 per unit in cash or equivalent i-units of such quarter;

•	second, 85% of any available cash then remaining to the owners of all classes of units pro rata and 15% to our general partner until the owners of all classes of units have received a total of $0.17875 per unit in cash or equivalent i-units for such quarter;

•	third, 75% of any available cash then remaining to the owners of all classes of units pro rata and 25% to our general partner until the owners of all classes of units have received a total of $0.23375 per unit in cash or equivalent i-units for such quarter; and

•	fourth, 50% of any available cash then remaining to the owners of all classes of units pro rata, to owners of common units and Class B units in cash and to owners of i-units in the equivalent number of i-units, and 50% to our general partner.

Each time that we make a cash distribution to our general partner and the holders of our common units, the number of i-units owned by Kinder Morgan Management and the percentage of our total units owned by Kinder Morgan Management will increase automatically under the provisions of our partnership agreement.

UNITED STATES TAX CONSIDERATIONS

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of common units, please read “Material Tax Considerations” beginning on page 18 of the accompanying prospectus. You are urged to consult your own tax advisor about the federal, state, foreign and local tax consequences peculiar to your circumstances.

Ownership of common units by tax-exempt entities, regulated investment companies and foreign investors raises issues unique to such persons. Please read “Material Tax Considerations — Tax-Exempt Organizations, Mutual Funds and Non U.S. Investors” in the accompanying prospectus.

Recently issued final regulations require taxpayers to report certain information on Internal Revenue Service Form 8886 if they participate in a “reportable transaction.” A transaction may be a reportable transaction based upon any of several factors, including the existence of book-tax differences common to financial transactions, one or more of which may be present with respect to your investment in our common units. The Internal Revenue Service has issued a list of items that are excepted from these disclosure requirements. You should consult your own tax advisors concerning the application of any of these factors to your investment in our common units. Congress is considering legislative proposals that, if enacted, would impose significant penalties for failure to comply with these disclosure requirements. The new regulations also impose obligations on “material advisors” that organize, manage, or sell interests in registered “tax shelters.” As described in the accompanying prospectus, we have registered as a tax shelter, and, thus, one of our material advisors will be required to maintain a list of specific information, including your name and tax identification number, and to furnish this information to the Internal Revenue Service upon request. Investors should consult their own tax advisors concerning any possible disclosure obligation with respect to their investment and should be aware that we and our material advisors intend to comply with the list of disclosure requirements.

UNDERWRITING

Under the underwriting agreement to which we and the underwriters are parties, each of the underwriters named below have severally agreed to purchase from us the respective number of common units indicated in the following table:

Underwriters	Number of Common Units
Lehman Brothers Inc.	1,280,000
Goldman, Sachs & Co.	800,000
Deutsche Bank Securities Inc.	480,000
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	480,000
RBC Dain Rauscher Inc.	480,000
Wachovia Securities, Inc.	480,000

Total	4,000,000

The underwriting agreement provides that the underwriters are obligated to purchase, subject to certain conditions, all of the common units in the offering if any are purchased, other than those covered by the over-allotment option described below. The conditions contained in the underwriting agreement include requirements that:

•	the representations and warranties made by us to the underwriters are true;

•	there has been no material adverse change in our condition or in the financial markets; and

•	we deliver the customary closing documents to the underwriters.

Over-Allotment Option

We have granted the underwriters a 30-day option after the date of the underwriting agreement to purchase, in whole or part, up to an aggregate of 600,000 additional common units at the public offering price less the underwriting discounts and commissions. Such option may be exercised to cover over-allotments, if any, made in connection with the common unit offering. To the extent that the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter’s percentage underwriting commitment in the offering as indicated on the preceding table.

Commission And Expenses

We have been advised by the underwriters that the underwriters propose to offer the common units directly to the public at the price to the public set forth on the cover page of this prospectus supplement and to selected dealers (who may include the underwriters) at the offering price less a selling concession not in excess of $1.01 per unit. The underwriters may allow, and the selected dealers may reallow, a discount from the concession not in excess of $0.10 per unit to other dealers. After the common unit offering, the underwriters may change the offering price and other selling terms.

The following table shows the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional common units. The underwriting fee is the difference between the public offering price and the amount the underwriters pay to us to purchase the common units from us.

	No Exercise	Full Exercise
Per Unit	$1.67	$1.67
Total	$6,680,000	$7,682,000

We estimate that the total expenses for this common unit offering, excluding underwriting discounts and commissions, will be approximately $500,000.

Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of the common units in excess of the number of common units the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of common units over-allotted by the underwriters is not greater than the number of common units that they may purchase in the over-allotment option. In a naked short position, the number of common units involved is greater than the number of common units in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing the common units in the open market.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option. If the underwriters sell more common units than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover a syndicate short position.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time. On the date of this prospectus supplement, Lehman Brothers Inc. purchased 3,000 common units on behalf of the underwriters at a price of $39.25 per common unit.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Lock-Up Agreements

Kinder Morgan Energy Partners, L.P., Kinder Morgan Management, LLC, Kinder Morgan G.P., Inc. and their respective directors and executive officers, and Kinder Morgan, Inc. have agreed with the underwriters not to, subject to limited exceptions, directly or indirectly, sell, offer, pledge or otherwise dispose of any common units, Class B units or shares representing limited liability company interests of Kinder Morgan Management, LLC (“shares”) or any securities substantially similar to, convertible into or exchangeable or exercisable for common units, Class B units or shares or enter into any derivative transaction with similar effect as a sale of common units, Class B units or shares for a period of 45 days after the date of this prospectus supplement without the prior written consent of Lehman Brothers Inc. The restrictions described in this paragraph do not apply to the sale of common units to the underwriters or to the acquisition of assets, businesses or the capital stock or other ownership interests of businesses by any such entities in exchange for common units, Class B units or shares or securities substantially similar to convertible or exchangeable into or exercisable for common units, Class B units or shares. This agreement also does not apply to any existing employee benefit plans, unit option plans or compensation plans.

Lehman Brothers Inc., in its discretion, may release the common units subject to lock-up agreements in whole or in part at any time with or without notice. When determining whether or not to release common units from lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the unitholders’ reasons for requesting the release, the number of common units for which the release is being requested, and market conditions at the time.

Listing

Our common units are traded on the New York Stock Exchange under the symbol “KMP.”

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that may be required to be made in respect of these liabilities.

Affiliations

Some of the underwriters or their affiliates have performed investment banking, commercial banking and financial advisory services for us and/or our affiliates from time to time for which they have received customary fees and expenses. The underwriters or their affiliates may, from time to time in the future, engage in transactions with and perform services for us and/or our affiliates in the ordinary course of their business. As described under “Use of Proceeds,” we intend to use the proceeds of this offering to reduce short-term debt. The underwriters or their affiliates may receive proceeds from the offering if they hold such debt on or after the closing of the offering.

NASD Conduct Rules

The compensation received by the underwriters in connection with this common unit offering does not exceed 10% of the gross proceeds from this common unit offering for commission and .5% for due diligence.

Because the NASD views the common units offered hereby as interest in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Discretionary Sales

No sales to accounts over which the underwriters have discretionary authority may be made without the prior written approval of the customer.

Electronic Distribution

A prospectus supplement and accompanying prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this common unit offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus supplement and accompanying prospectus in electronic format, the information on any underwriter’s or selling group members’ website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus supplement and accompanying prospectus or the registration statement of which this prospectus supplement and accompanying prospectus form a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common units, also referred to in this prospectus supplement and the accompanying prospectus as the securities, in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of securities are made. Any resale of the securities in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Purchasers

By purchasing securities in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the securities without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus supplement and the accompanying prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common units, for rescission against us in the event that this prospectus supplement and the accompanying prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common units. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made on the common units. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the common units were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case for action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common units as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

EXPERTS

The financial statements of Kinder Morgan Energy Partners, L.P., incorporated in this prospectus supplement and accompanying prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated balance sheet of Kinder Morgan G.P., Inc. incorporated in this prospectus supplement and accompanying prospectus by reference to the Current Report on Form 8-K dated May 23, 2003 has been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the common units representing limited partner interests we are offering will be passed upon for us by Bracewell & Patterson, L.L.P. Certain legal matters with respect to the common units representing limited partner interests will be passed upon for the underwriters by Vinson & Elkins L.L.P.

PROSPECTUS

$2,000,000,000

Common Units

Debt Securities

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any supplement carefully before you invest.

Our common units are traded on the New York Stock Exchange under the symbol “KMP.” The last reported sale price of our common units on February 18, 2003, as reported on the NYSE, was $34.88 per unit.

We will provide information in the prospectus supplement for the expected trading market, if any, for the debt securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 19, 2003.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell the offered securities. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the respective date on the front cover of those documents. You should not assume that the information incorporated by reference in this prospectus is accurate as of any date other than the date the respective information was filed with the Securities and Exchange Commission. Our business, financial condition, results of operations and prospects may have changed since those dates.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 we filed with the SEC under the Securities Act using a shelf registration process. Using this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of proceeds of $2 billion. This prospectus does not contain all of the information set forth in the registration statement, or the exhibits that are a part of the registration statement, parts of which are omitted as permitted by the rules and regulations of the SEC. For further information about us and about the securities to be sold in this offering, please refer to the information below and to the registration statement and the exhibits that are a part of the registration statement.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. The SEC allows us to incorporate by reference information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information as well as the information included in this prospectus. We incorporate by reference the following documents:

•	Our Annual Report on Form 10-K for the year ended December 31, 2001;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002;

•	Our Current Reports on Form 8-K filed on March 12, 2002, March 15, 2002, June 19, 2002, July 23, 2002 and August 26, 2002;

•	Our Registration Statement on Form 8-A/A filed on March 7, 2002; and

•	All documents filed with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the completion of the sale of securities offered hereby.

Should you want more information regarding Kinder Morgan, Inc. or Kinder Morgan Management, LLC, please refer to the annual, quarterly and special reports and proxy statements, as applicable, filed with the SEC regarding those entities.

You may read and copy any document we file with the SEC at the SEC’s public reference room located at:

450 Fifth Street, N.W.

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges. Our SEC filings are also available to the public on the SEC’s Web site at  http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common units are listed.

We will provide a copy of any document incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents, without charge, by written or oral request directed to us at the following address and telephone number:

Kinder Morgan Energy Partners, L.P.

Investor Relations Department

One Allen Center, Suite 1000

500 Dallas Street

Houston, Texas 77002

(713) 369-9000

KINDER MORGAN ENERGY PARTNERS, L.P.

We are a limited partnership, formed in Delaware in August 1992, with our common units traded on the NYSE under the symbol “KMP.” We are the largest publicly-traded pipeline limited partnership in the United States in terms of market capitalization and the largest independent refined petroleum products pipeline system in the United States in terms of volumes delivered. Substantially all of our operations are conducted through our subsidiaries and are grouped into four business segments: Products Pipelines, Natural Gas Pipelines, CO2 Pipelines and Terminals.

Kinder Morgan Management, LLC is a limited partner in us and, pursuant to a delegation of control agreement, manages and controls our business and affairs, and the business and affairs of our operating limited partnerships and subsidiaries.

USE OF PROCEEDS

Unless we inform you otherwise in a prospectus supplement, we intend to use the net proceeds from the sale of debt securities or common units we are offering for general corporate purposes. This may include, among other things, additions to working capital, repayment or refinancing of existing indebtedness or other corporate obligations, financing of capital expenditures and acquisitions, investment in existing and future projects, and repurchases and redemptions of securities. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of other indebtedness.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The historical ratios of earnings to fixed charges of us and our consolidated subsidiaries for the periods indicated are as follows:

Nine Months Ended September 30, 2002	Year Ended December 31,
	2001	2000	1999	1998	1997
4.38	3.56	3.82	4.36	3.63	2.65

In all cases, earnings are determined by adding:

•	income before income taxes, extraordinary items, income or loss from equity investees and minority interest; plus

•	fixed charges, amortization of capitalized interest and distributed income of equity investees; less

•	capitalized interest.

In all cases, fixed charges include:

•	interest, including capitalized interest; plus

•	amortization of debt issuance costs; plus

•	the estimated interest portion of rental expenses.

DESCRIPTION OF DEBT SECURITIES

General

The debt securities will be:

•	our direct unsecured general obligations; and

•	either senior debt securities or subordinated debt securities.

Senior debt securities will be issued under an indenture we call the senior indenture and subordinated debt securities will be issued under an indenture we call the subordinated indenture. Together the senior indenture and the subordinated indenture are called the indentures, and the senior debt securities and the subordinated debt securities are called debt securities.

We have not restated these agreements in their entirety. We have filed the forms of the indentures as exhibits to the registration statement of which this prospectus is a part. We urge you to read the indentures, because they, and not this description, control your rights as holders of the debt securities. In the summary below, we have included references to section numbers of the applicable indenture so that you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the indentures.

Neither indenture limits the amount of debt securities that we may issue under the indenture from time to time in one or more series. We may in the future issue debt securities under either indenture, in addition to the debt securities offered pursuant to this prospectus. At the date of this prospectus, we had not issued any debt securities under either indenture.

Neither indenture contains provisions that would afford holders of debt securities protection in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged or similar transaction. Accordingly, we could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise adversely affect our capital structure or credit rating.

Neither indenture requires our subsidiaries to guarantee the debt securities. As a result, the holders of debt securities will generally have a junior position to claims of all creditors and preferred stockholders of our subsidiaries.

Specific Terms of Each Series of Debt Securities in the Prospectus Supplement

A prospectus supplement and any supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the form and title of the debt securities;

•	whether the debt securities are senior debt securities or subordinated debt securities and the terms of subordination;

•	the total principal amount of the debt securities;

•	the portion of the principal amount which will be payable if the maturity of the debt securities is accelerated;

•	the currency or currency unit in which the debt securities will be paid, if not U.S. dollars;

•	any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable as well;

•	the place where the principal of, and premium, if any, and interest on any debt securities will be payable;

•	the dates on which the principal of the debt securities will be payable;

•	the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

•	any optional redemption provisions;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	any changes to or additional events of default or covenants;

•	any changes in trustees, paying agents or the security registrar; and

•	any other terms of the debt securities. (Section 301)

We will maintain in each place specified by us for payment of any series of debt securities an office or agency where debt securities of that series may be presented or surrendered for payment, where debt securities of that series may be surrendered for registration of transfer or exchange and where notices and demands to or upon us in respect of the debt securities of that series and the related indenture may be served. (Section 1002)

Debt securities may be issued under an indenture as original issue discount securities to be offered and sold at a substantial discount below their principal amount. Material federal income tax, accounting and other considerations applicable to any such original issue discount securities will be described in any related prospectus supplement. “Original issue discount security” means any security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof as a result of the occurrence of an event of default and the continuation thereof. (Section 101)

Provisions Only in the Senior Indenture

The senior debt securities will rank equally in right of payment with all of our other senior and unsubordinated debt. The senior indenture contains provisions that:

•	limit our ability to put liens on our principal assets; and

•	limit our ability to sell and lease back our principal property.

The subordinated indenture does not contain any similar provisions.

We have described below these provisions and some of the defined terms used in the senior indenture.

Limitations on Liens.    The senior indenture provides that we will not, nor will we permit any Subsidiary to, create, assume, incur or suffer to exist any lien upon any Principal Property, as defined below, or upon any shares of capital stock of any Subsidiary owning or leasing any Principal Property, whether owned or leased on the date of the senior indenture or thereafter acquired, to secure any of our debt or the debt of any other person, other than the senior debt securities issued under the senior indenture, without in any such case making effective provision whereby all of the senior debt securities outstanding thereunder shall be secured equally and ratably with, or prior to, that debt so long as that debt is so secured.

“Principal Property” means, whether owned or leased on the date of the senior indenture or thereafter acquired:

(a)  any pipeline assets of ours or of any Subsidiary, including any related facilities employed in the transportation, distribution, storage or marketing of refined petroleum products, natural gas liquids and carbon dioxide, that are located in the United States or any territory or political subdivision thereof; and

(b)  any processing or manufacturing plant or terminal owned or leased by us or any Subsidiary that is located in the United States or any territory or political subdivision thereof,

except, in the case of either of the foregoing clauses (a) or (b):

•	any such assets consisting of inventories, furniture, office fixtures and equipment (including data processing equipment), vehicles and equipment used on, or useful with, vehicles; and

•	any such assets, plant or terminal which, in the opinion of the board of directors of Kinder Morgan Management, LLC, the delegate of our general partner, is not material in relation to our activities or to our activities and those of our Subsidiaries, taken as a whole.

There is excluded from this restriction:

(1)  Permitted Liens, as defined below;

(2)  any lien upon any property or assets created at the time of acquisition of that property or assets by us or any Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or debt incurred to finance such purchase price, whether such debt was incurred prior to, at the time of or within one year after the date of such acquisition;

(3)  any lien upon any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure debt incurred prior to, at the time of, or within one year after completion of such construction, development, repair or improvements or the commencement of full operations thereof, whichever is later, to provide funds for that purpose;

(4)  any lien upon any property or assets existing thereon at the time of the acquisition thereof by us or any Subsidiary; provided, however, that such lien only encumbers the property or assets so acquired;

(5)  any lien upon any property or assets of a person existing thereon at the time such person becomes a Subsidiary by acquisition, merger or otherwise; provided, however, that such lien only encumbers the property or assets of such person at the time such person becomes a Subsidiary;

(6)  with respect to any series, any lien upon any property or assets of ours or any Subsidiary in existence on the date the senior debt securities of such series are first issued or provided for pursuant to agreements existing on such date;

(7)  liens imposed by law or order as a result of any proceeding before any court or regulatory body that is being contested in good faith, and liens which secure a judgment or other court-ordered award or settlement as to which we or the applicable Subsidiary has not exhausted our appellate rights;

(8)  any extension, renewal, refinancing, refunding or replacement, or successive extensions, renewals, refinancing, refunding or replacements, of liens, in whole or in part, referred to in clauses (1) through (7), inclusive, above; provided, however, that any such extension, renewal, refinancing, refunding or replacement lien shall be limited to the property or assets covered by the lien extended, renewed, refinanced, refunded or replaced and that the obligations secured by any such extension, renewal, refinancing, refunding or replacement lien shall be in an amount not greater than the amount of the obligations secured by the lien extended, renewed, refinanced, refunded or replaced and any expenses of ours and our Subsidiaries, including any premium, incurred in connection with such extension, renewal, refinancing, refunding or replacement; or

(9)  any lien resulting from the deposit of moneys or evidence of indebtedness in trust for the purpose of defeasing any of our debt or debt of any Subsidiary.

Notwithstanding the foregoing, under the senior indenture, we may, and may permit any Subsidiary to, create, assume, incur, or suffer to exist any lien upon any Principal Property to secure debt of the Partnership or any person, other than the senior debt securities, that is not excepted by clauses (1) through (9), inclusive, above without securing the senior debt securities issued under the senior indenture; provided that the aggregate principal amount of all debt then outstanding secured by such lien and all similar liens, together with all Attributable Indebtedness from Sale-Leaseback Transactions (excluding Sale-Leaseback Transactions permitted by clauses (1) through (4), inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below) does not exceed 10% of Consolidated Net Tangible Assets. (Section 1006 of the senior indenture)

“Permitted Liens” means:

(1)  liens upon rights-of-way for pipeline purposes;

(2)  any statutory or governmental lien or lien arising by operation of law, or any mechanics’, repairmen’s, materialmen’s, suppliers’, carriers’, landlords’, warehousemen’s or similar lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined lien which is incidental to construction, development, improvement or repair;

(3)  the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property;

(4)  liens of taxes and assessments which are (A) for the then current year, (B) not at the time delinquent, or (C) delinquent but the validity of which is being contested at the time by us or any Subsidiary in good faith;

(5)  liens of, or to secure performance of, leases, other than capital leases;

(6)  any lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings;

(7)  any lien upon property or assets acquired or sold by us or any Subsidiary resulting from the exercise of any rights arising out of defaults on receivables;

(8)  any lien incurred in the ordinary course of business in connection with workmen’s compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

(9)  any lien in favor of us or any Subsidiary;

(10)  any lien in favor of the United States or any state thereof, or any department, agency or instrumentality or political subdivision of the United States or any state thereof, to secure partial, progress, advance, or other payments pursuant to any contract or statute, or any debt incurred by us or any Subsidiary for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to such lien;

(11)  any lien securing industrial development, pollution control or similar revenue bonds;

(12)  any lien securing our debt or debt of any Subsidiary, all or a portion of the net proceeds of which are used, substantially concurrent with the funding thereof (and for purposes of determining such “substantial concurrence,” taking into consideration, among other things, required notices to be given to holders of outstanding senior debt securities under the senior indenture in connection with such refunding, refinancing or repurchase, and the required corresponding durations thereof), to refinance, refund or repurchase all outstanding senior debt securities under the senior indenture, including the amount of all accrued interest thereon and reasonable fees and expenses and premium, if any, incurred by us or any Subsidiary in connection therewith;

(13)  liens in favor of any person to secure obligations under the provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested by any governmental authority in connection with any contract or statute; or

(14)  any lien upon or deposits of any assets to secure performance of bids, trade contracts, leases or statutory obligations.

“Consolidated Net Tangible Assets” means, at any date of determination, the total amount of assets after deducting therefrom:

•	all current liabilities, excluding

•	any current liabilities that by their terms are extendable or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed; and

•	current maturities of long-term debt; and

•	the value, net of any applicable reserves, of all goodwill, trade names, trademarks, patents and other like intangible assets,

all as set forth, or on a proforma basis would be set forth, on our consolidated balance sheet for our most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

Restriction on Sale-Leasebacks.    The senior indenture provides that we will not, and will not permit any Subsidiary to, engage in the sale or transfer by us or any Subsidiary of any Principal Property to a person, other than the Partnership or a Subsidiary, and the taking back by us or any Subsidiary, as the case may be, of a lease of such Principal Property, called a “Sale-Leaseback Transaction” in the senior indenture, unless:

(1)  such Sale-Leaseback Transaction occurs within one year from the date of completion of the acquisition of the Principal Property subject thereto or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations on such Principal Property, whichever is later;

(2)  the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

(3)  we or the Subsidiary would be entitled to incur debt secured by a lien on the Principal Property subject thereto in a principal amount equal to or exceeding the Attributable Indebtedness from such Sale-Leaseback Transaction without equally and ratably securing the senior debt securities; or

(4)  we or the Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the Attributable Indebtedness from such Sale-Leaseback Transaction to:

•	the prepayment, repayment, redemption, reduction or retirement of any of our debt or the debt of any Subsidiary that is not subordinated to the senior debt securities, or

•	the expenditure or expenditures for Principal Property used or to be used in the ordinary course of our business or the business of our Subsidiaries.

“Attributable Indebtedness,” when used with respect to any Sale-Leaseback Transaction, means, as at the time of determination, the present value, discounted at the rate set forth or implicit in the terms of the lease included in such transaction, of the total obligations of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights) during the remaining term of the lease included in such Sale-Leaseback Transaction, including any period for which such lease has been extended. In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, such amount shall be the lesser of the amount determined assuming termination upon the first date such lease may be terminated, in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated, or the amount determined assuming no such termination.

Notwithstanding the foregoing, under the senior indenture we may, and may permit any Subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by clauses (1) through (4), inclusive, of the first paragraph under “—Restriction on Sale-Leasebacks,” provided that the Attributable Indebtedness from such Sale-Leaseback Transaction, together with the aggregate principal amount of outstanding debt (other than the senior debt securities) secured by liens upon Principal Properties not excepted by clauses (1) through (9), inclusive, of the first paragraph of the limitation on liens covenant described above, do not exceed 10% of Consolidated Net Tangible Assets. (Section 1007 of the senior indenture)

Provisions Only in the Subordinated Indenture

Subordinated Debt Securities Subordinated to Some Other Debt.    Any subordinated debt securities will be unsecured and will be subordinate and junior in priority of payment to some of our other debt to the extent described in a prospectus supplement. (Section 1401 of the subordinated indenture)

Provisions in Both Indentures

Consolidation, Merger or Asset Sale.    Each indenture generally allows us to consolidate or merge with a domestic person, association or entity. They also allow us to sell, lease or transfer our property and assets substantially as an entirety to a domestic person, association or entity. If this happens, the remaining or acquiring person, association or entity must assume all of our responsibilities and liabilities under the indentures including the payment of all amounts due on the debt securities and performance of the covenants in the indentures.

However, we will only consolidate or merge with or into any other person, association or entity or sell, lease or transfer our assets substantially as an entirety according to the terms and conditions of the indentures, which include the following requirements:

•	the remaining or acquiring person, association or entity is organized under the laws of the United States, any state or the District of Columbia;

•	the remaining or acquiring person, association or entity assumes our obligations under the indentures; and

•	immediately after giving effect to the transaction no Default or Event of Default, as defined below, exists.

The remaining or acquiring person, association or entity will be substituted for us in the indentures with the same effect as if it had been an original party to the indentures. Thereafter, the successor may exercise our rights and powers under the indentures, in our name or in its own name. If we sell or transfer all or substantially all of our assets, we will be released from all our liabilities and obligations under any indenture and under the debt securities. If we lease all or substantially all of our assets, we will not be released from our obligations under the indentures. (Sections 801 and 802)

Events of Default and Remedies.    “Event of Default,” with respect to any series of debt securities, when used in an indenture, means any of the following:

•	failure to pay the principal of or any premium on any debt security of that series when due;

•	failure to pay interest on any debt security of that series for 30 days;

•	failure to perform any other covenant in the indenture, other than a covenant a default in the performance of which has expressly been included in the indenture solely for the benefit of one or more series of debt securities other than that series, that continues for 90 days after being given written notice;

•	our bankruptcy, insolvency or reorganization; or

•	any other Event of Default included in any indenture or supplemental indenture. (Section 501)

If an Event of Default with respect to a series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of all the outstanding debt securities of a particular series may declare the principal of all the debt securities of that series to be due and payable. When such declaration is made, such amounts will be immediately due and payable. The holders of a majority in principal amount of the outstanding debt securities of such series may rescind such declaration and its consequences if all existing Events of Default have been cured or waived, other than nonpayment of principal or interest that has become due solely as a result of acceleration. (Section 502)

Holders of a series of debt securities may not enforce the indenture or the series of debt securities, except as provided in the indenture or a series of debt securities. (Section 507) The trustee may require indemnity satisfactory to it before it enforces the indenture or such series of debt securities. (Section 603) Subject to certain limitations, the holders of a majority in principal amount of the outstanding debt securities of a particular series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power of the trustee. (Section 512) The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal or interest, if it considers such withholding of notice to be in the best interests of the holders. (Section 602)

Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under any indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. (Section 601) If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities. (Section 512)

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under an indenture. Further, an Event of Default under the debt securities of any series will not necessarily constitute an event of default under our other indebtedness or vice versa.

Modification of Indentures.    Under each indenture, generally we and the trustee may modify our rights and obligations and the rights of the holders with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification, voting as one class. No modification of the principal or interest payment terms, no modification reducing the percentage required for modifications and no modification impairing the right to institute suit for the payment on debt securities of any series when due, is effective against any holder without its consent. (Section 902)

In addition, we and the trustee may amend the indentures without the consent of any holder of the debt securities to make certain technical changes, such as:

•	curing ambiguities or correcting defects or inconsistencies;

•	evidencing the succession of another person to us, and the assumption by that successor of our obligations under the applicable indenture and the debt securities of any series;

•	providing for a successor trustee;

•	qualifying the indentures under the Trust Indenture Act;

•	complying with the rules and regulations of any securities exchange or automated quotation system on which debt securities of any series may be listed or traded; or

•	adding provisions relating to a particular series of debt securities. (Section 901)

Discharging Our Obligations.    We may choose either to discharge our obligations on the debt securities of any series in a legal defeasance, or to release ourselves from our covenant restrictions on the debt securities of any series in a covenant defeasance. We may do so at any time on the 91st day after we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If we choose the legal defeasance option, the holders of the debt securities of the series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities, replacement of lost, stolen or mutilated debt securities, conversion or exchange of debt securities, sinking fund payments and receipt of principal and interest on the original stated due dates or specified redemption dates. (Section 1302)

We may discharge our obligations on the debt securities of any series or release ourselves from covenant restrictions only if we meet certain requirements. Among other things, we must deliver an opinion of our legal counsel that the discharge will not result in holders having to recognize taxable income or loss or subject them to different tax treatment. In the case of legal defeasance, this opinion must be based on either an IRS letter ruling or change in federal tax law. We may not have a default on the debt securities discharged on the date of deposit. The discharge may not violate any of our agreements. The discharge may not result in our becoming an investment company in violation of the Investment Company Act of 1940, as amended.

Concerning the Trustee.    Wachovia Bank, National Association will initially act as trustee under the senior indenture and the subordinated indenture. The corporate trust office of the trustee is located at 12 East 49th Street, 37th Floor, New York, New York 10017.

Under provisions of the indentures and the Trust Indenture Act of 1939, as amended, governing trustee conflicts of interest, any uncured Event of Default with respect to any series of senior debt securities will force the trustee to resign as trustee under either the subordinated indenture or the senior indenture. Also, any uncured Event of Default with respect to any series of subordinated debt securities will force the trustee to resign as trustee under either the senior indenture or the subordinated indenture. Any resignation will require the appointment of a successor trustee under the applicable indenture in accordance with its terms and conditions.

The trustee may resign or be removed by us with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the trustee with respect to the debt securities of such series. (Section 610)

Each indenture contains certain limitations on the right of the trustee thereunder, in the event that it becomes our creditor, to obtain payment of claims in some cases, or to realize on property received in respect of any such claim, as security or otherwise. (Section 613)

The trustee is required to submit an annual report to the holders of the debt securities regarding, among other things, the trustee’s eligibility to serve as such, the priority of the trustee’s claims regarding certain advances made by it, and any action taken by the trustee materially affecting the debt securities.

Each indenture provides that, in addition to other certificates or opinions that may be specifically required by other provisions of an indenture, every application by us for action by the trustee shall be accompanied by a certificate of certain of our officers and an opinion of counsel, who may be our counsel, stating that, in the opinion of the signers, we have complied with all conditions precedent to the action. (Section 102)

Governing Law.    The indentures are and the debt securities will be governed by the laws of the State of New York.

No Personal Liability of Kinder Morgan Management, LLC and Directors, Officers, Employees, Unitholders or Shareholders.    Kinder Morgan Management, LLC, the delegate of our general partner, and the respective directors, officers, employees, unitholders and shareholders of us, Kinder Morgan Management, LLC and of our general partner will not have any liability for our obligations under the indentures or the debt securities. Each holder of debt securities, by accepting a debt security, waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the debt securities.

Form, Denomination and Registration; Book Entry Only System.    Unless otherwise indicated in a prospectus supplement, the debt securities of a series will be issued only in fully registered form, without coupons, in denominations of $1,000 or integral multiples thereof. (Section 302) You will not have to pay a service charge to transfer or exchange debt securities of a series, but we may require you to pay for taxes or other governmental charges due upon a transfer or exchange. (Section 305)

Unless otherwise indicated in a prospectus supplement, each series of debt securities will be deposited with, or on behalf of, The Depository Trust Company or any successor depositary, which we call a depositary, and will be represented by one or more global notes registered in the name of Cede & Co., as nominee of DTC. The interests of beneficial owners in the global notes will be represented through financial institutions acting on their behalf as direct or indirect participants in DTC.

Ownership of beneficial interests in a global note will be limited to persons, called participants, who have accounts with DTC or persons who hold interests through participants. Ownership of beneficial interests in the global notes will be shown on, and the transfer of these ownership interests will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

So long as DTC, or its nominee, is the registered owner or holder of a global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities of that series represented by such global note for all purposes of the indenture, the debt securities of that series and applicable law. In addition, no beneficial owner of an interest in a global note will be able to transfer that interest except in accordance with DTC’s applicable procedures, in addition to those under the applicable indenture.

Payments on debt securities represented by global notes will be made to DTC or its nominee, as the registered owner thereof. Neither we, the trustee, any underwriter nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in global notes, for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any action taken or omitted to be taken by the depositary or any participant.

We expect that DTC or its nominee will credit participants’ accounts on the payable date with payments in respect of a global note in amounts proportionate to their respective beneficial interest in the principal amount of such global note as shown on the records of DTC or its nominee, unless DTC has reason to believe that it will not receive payment on the payable date. We also expect that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name.” Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in accordance with DTC rules. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in a global note to such persons may be impaired. Because DTC can only act on behalf of participants, who in turn act on behalf of others, such as securities brokers and dealers, banks and trust companies, called indirect participants, the ability of a person having a beneficial interest in a global note to pledge that interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of that interest, may be impaired by the lack of a physical certificate of that interest.

DTC will take any action permitted to be taken by a holder of debt securities of a series only at the direction of one or more participants to whose account interests in global notes are credited and only in respect of such portion of the aggregate principal amount of the debt securities of a series as to which such participant or participants has or have given such direction.

If (1) the depositary notifies us that it is unwilling or unable to continue as depositary or if the depositary ceases to be eligible under the applicable indenture and a successor depositary is not appointed by us within 90 days or (2) an event of default with respect to a series of debt securities shall have occurred and be continuing, the respective global notes representing the affected series of debt securities will be exchanged for debt securities in definitive form of like tenor and of an equal aggregate principal amount, in authorized denominations. Such definitive debt securities shall be registered in such name or names as the depositary shall instruct the trustee. Such instructions will most likely be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in global notes.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants, including those who may act as underwriters of our debt securities, and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as indirect participants that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in global notes among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we, the trustee, any underwriter nor any paying agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

DESCRIPTION OF COMMON UNITS

Number of Common Units

As of January 15, 2003, we had 129,945,218 common units outstanding, including 12,955,735 common units held by Kinder Morgan, Inc. and its affiliates other than directors of Kinder Morgan, Inc. Our partnership agreement does not limit the number of common units we may issue.

Where Common Units are Traded

Our outstanding common units are listed on the New York Stock Exchange under the symbol “KMP.” Any additional common units we issue will also be listed on the NYSE.

Quarterly Distributions

Our partnership agreement requires that we distribute 100% of “Available Cash” (as defined in our partnership agreement) to our partners within 45 days following the end of each calendar quarter. Available Cash consists generally of all of our cash receipts, including cash received by our operating partnerships and net reductions in reserves, less cash disbursements and net additions to reserves and amounts payable to the former general partner of SFPP, L.P., which is one of our operating partnerships, in respect of its remaining 0.5% interest in SFPP, L.P.

We distribute Available Cash for each quarter as follows:

•	first, 98% to the owners of all classes of units pro rata and 2% to our general partner until the owners of all classes of units have received a total of $0.15125 per unit in cash or equivalent i-units for such quarter;

•	second, 85% of any available cash then remaining to the owners of all classes of units pro rata and 15% to our general partner until the owners of all classes of units have received a total of $0.17875 per unit in cash or equivalent i-units for such quarter;

•	third, 75% of any available cash then remaining to the owners of all classes of units pro rata and 25% to our general partner until the owners of all classes of units have received a total of $0.23375 per unit in cash or equivalent i-units for such quarter; and

•	fourth, 50% of any available cash then remaining to the owners of all classes of units pro rata, to owners of common units and Class B units in cash and to owners of i-units in the equivalent number of i-units, and 50% to our general partner.

Transfer Agent and Registrar

Our transfer agent and registrar for the common units is EquiServe Trust Company, N.A. It may be contacted at 525 Washington Blvd., Jersey City, New Jersey 07310.

The transfer agent and registrar may at any time resign, by notice to us, or be removed by us. That resignation or removal would become effective upon the appointment by us of a successor transfer agent and registrar and its acceptance of that appointment. If no successor has been appointed and accepted that appointment within 30 days after notice of that resignation or removal, we are authorized to act as the transfer agent and registrar until a successor is appointed.

Summary of Partnership Agreement

A summary of the important provisions of our partnership agreement is included in the reports filed with the SEC.

MODIFICATION OF FIDUCIARY DUTIES OWED TO THE LIMITED PARTNERS

The fiduciary duties owed to limited partners by our general partner are prescribed by Delaware law and our partnership agreement. Similarly, the fiduciary duties owed to the owners of shares of Kinder Morgan Management, LLC by its board of directors are prescribed by Delaware law and its limited liability company agreement. The Delaware Limited Partnership Act and the Delaware Limited Liability Company Act provide that Delaware limited partnerships and Delaware limited liability companies, respectively, may, in their limited partnership agreements and limited liability company agreements, as applicable, restrict the fiduciary duties owed by the general partner to us and our limited partners and by the board of directors of the limited liability company to its shareholders.

Our limited partnership agreement and the Kinder Morgan Management, LLC limited liability company agreement contain various provisions restricting the fiduciary duties that might otherwise be owed. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to us and our limited partners and by the board of directors of Kinder Morgan Management, LLC to its shareholders.

State-law fiduciary duty standards

Fiduciary duties are generally considered to include an obligation to act with due care and loyalty. The duty of care, unless the limited partnership agreement or limited liability company agreement provides otherwise, would generally require a general partner or manager to act for the limited partnership or limited liability company, as applicable, in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a limited partnership agreement or limited liability company agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership or a manager of a Delaware limited liability company from taking any action or engaging in any transaction where a conflict of interest is present.

The Kinder Morgan Management, LLC limited liability company agreement modifies these standards

The limited liability company agreement of Kinder Morgan Management, LLC contains provisions that prohibit its shareholders from advancing claims arising from conduct by Kinder Morgan Management, LLC’s board of directors that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, the limited liability company agreement permits the board of directors to make a number of decisions in its “sole discretion.” This entitles the board of directors to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, Kinder Morgan Management, LLC, its affiliates or any shareholder. Kinder Morgan, Inc., its affiliates, and their officers and directors who are also officers or directors of Kinder Morgan Management, LLC are not required to offer to Kinder Morgan Management, LLC any business opportunity.

Except as set out in Kinder Morgan Management, LLC’s limited liability company agreement, its directors, Kinder Morgan, Inc. and their affiliates have no obligations, by virtue of the relationships established pursuant to that agreement, to take or refrain from taking any action that may impact Kinder Morgan Management, LLC or its shareholders. In addition to the other more specific provisions limiting the obligations of its board of directors, Kinder Morgan Management, LLC’s limited liability

Our limited partnership agreement modifies these standards

company agreement further provides that its board of directors will not be liable for monetary damages to Kinder Morgan Management, LLC, its shareholders or any other person for any acts or omissions if the board of directors acted in good faith.

Our limited partnership agreement contains provisions that prohibit the limited partners from advancing claims arising from conduct by our general partner that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our limited partnership agreement permits the general partner of the partnership to make a number of decisions in its “sole discretion.” This entitles the general partner to consider only the interests and factors it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Kinder Morgan, Inc., its affiliates and their officers and directors who are also officers or directors of Kinder Morgan Management, LLC or officers or directors of our general partner are not required to offer to us any business opportunity. Our general partner is permitted to attempt to avoid personal liability in connection with the management of the partnership pursuant to the partnership agreement. The partnership agreement provides that the general partner does not breach its fiduciary duty even if the partnership could have obtained more favorable terms without limitations on the general partner’s liability.

Our partnership agreement contains provisions that allow the general partner to take into account the interests of parties in addition to us in resolving conflicts of interest, thereby limiting its fiduciary duty to the us and our limited partners. The partnership agreement also provides that in the absence of bad faith by the general partner, the resolution of a conflict by the general partner will not be a breach of any duty. Also, the partnership agreement contains provisions that may restrict the remedies available to limited partners for actions taken that might, without such limitations, constitute breaches of fiduciary duty. In addition to the other more specific provisions limiting the obligations of the general partner, the partnership agreement provides that the general partner, its affiliates and their respective officers and directors will not be liable for monetary damages to us, our limited partners or any other person for acts or omissions if the general partner, affiliate or officer or director acted in good faith. Kinder Morgan Management, LLC or the general partner may request that the conflicts and audit committee of the general partner’s board of directors review and approve the resolution of conflicts of interest that may arise between Kinder Morgan, Inc. or its subsidiaries, on the one hand, and us, on the other hand. All of these provisions of our limited partnership agreement relating to our general partner apply equally to Kinder Morgan Management, LLC, as the delegate of our general partner.

By becoming one of our limited partners, a limited partner agrees to be bound by the provisions in our limited partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Limited Partnership Act favoring the principle of freedom of contract and the enforceability of limited partnership agreements. It is not necessary for a limited partner to sign our limited partnership agreement in order for the limited partnership agreement to be enforceable against that person.

MATERIAL TAX CONSIDERATIONS

This section is a summary of material United States federal income tax considerations that may be relevant to prospective owners of common units who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, expresses the opinion of our counsel, Bracewell & Patterson, L.L.P., insofar as it relates to legal conclusions with respect to United States federal income tax law. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Kinder Morgan Energy Partners, L.P. and its operating partnerships.

No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the owners of common units. Moreover, the discussion focuses on owners of common units who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, financial institutions, insurance companies, real estate investment trusts, estates, trusts, individual retirement accounts (IRAs), mutual funds, dealers and persons entering into hedging transactions. Accordingly, each prospective owner of common units is urged to consult with, and is urged to depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Bracewell & Patterson, L.L.P. and are based on the accuracy of the representations made by us and our general partner.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective owners of common units. Unlike a ruling, the opinion of Bracewell & Patterson, L.L.P. represents only its best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market value of the common units. In addition, the cost of any contest with the IRS will be borne indirectly by the owners of common units and our general partner. Furthermore, the tax treatment of Kinder Morgan Energy Partners, L.P. or of an investment in Kinder Morgan Energy Partners, L.P. may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Bracewell & Patterson, L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues:

•	the treatment of an owner of common units whose units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Common Unit Ownership—Treatment of Short Sales”);

•	whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”);

•	whether our method for depreciating Section 743 adjustments is sustainable (please read “—Tax Consequences of Common Unit Ownership—Section 754 Election”); and

•	whether assignees of common units who are entitled to execute and deliver transfer applications, but who fail to execute and deliver transfer applications, will be treated as our partners for tax purposes (please read “—Limited Partner Status”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed to him is in excess of his adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly-traded partnerships whose gross income for every taxable year consists of at least 90% “qualifying income.” Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, refining, transportation or marketing of any mineral or natural resource. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that, as of the date of this prospectus, more than 90% of our current gross income is qualifying income.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of our operating partnerships as partnerships for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Bracewell & Patterson, L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, Kinder Morgan Energy Partners, L.P. and its operating partnerships have been and will be treated as partnerships for federal income tax purposes.

Treasury Regulations pertaining to the classification of entities such as Kinder Morgan Energy Partners, L.P. as partnerships or corporations for federal income tax purposes were significantly revised effective January 1, 1997. Pursuant to these revised Treasury Regulations, known as the “check-the-box” regulations, entities organized as limited partnerships under domestic partnership statutes are treated as partnerships for federal income tax purposes unless they elect to be treated as corporations. Domestic limited partnerships in existence prior to 1997 and classified as partnerships as of December 31, 1996, under the prior Treasury Regulations, would continue to be classified as partnerships after 1996 unless they elected another form of classification under the check-the-box regulations. Neither Kinder Morgan Energy Partners, L.P. nor any of its operating partnerships has elected to be treated as a corporation under the check-the-box regulations, and Bracewell & Patterson, L.L.P. is of the opinion that Kinder Morgan Energy Partners, L.P. and its operating partnerships each were treated as partnerships for federal income tax purposes on December 31, 1996, under the prior Treasury Regulations, and subsequently have been and will continue to be so treated.

In rendering its opinion that Kinder Morgan Energy Partners, L.P. and its operating partnerships were each treated as partnerships for federal income tax purposes as of December 31, 1996, Bracewell & Patterson, L.L.P. has relied on the following factual representations made by Kinder

Morgan Energy Partners, L.P. and its general partner about Kinder Morgan Energy Partners, L.P. and its operating partnerships with respect to periods prior to 1997:

•	Kinder Morgan Energy Partners, L.P. and each operating partnership operated in accordance with applicable state partnership statutes, their respective partnership agreements and the statements and representations contained in this prospectus;

•	Except as otherwise required by Section 704 of the Internal Revenue Code, the general partner of Kinder Morgan Energy Partners, L.P. and each operating partnership had at all times at least a 1% interest in each material item of income, gain, loss and deduction of Kinder Morgan Energy Partners, L.P. and each operating partnership;

•	The general partner of Kinder Morgan Energy Partners, L.P. and each operating partnership had a minimum capital account balance in Kinder Morgan Energy Partners, L.P. and each operating partnership of at least 1% of the total positive capital account balances of Kinder Morgan Energy Partners, L.P. and each operating partnership;

•	For each taxable year, more than 90% of Kinder Morgan Energy Partners, L.P.’s gross income was derived from (i) the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof and naturally occurring carbon dioxide or (ii) other sources that, in the opinion of counsel to Kinder Morgan Energy Partners, L.P., generated “qualifying income” within the meaning of Section 7704 of the Internal Revenue Code; and

•	The general partner of Kinder Morgan Energy Partners, L.P. and each operating partnership acted independently of the limited partners of those partnerships.

In rendering its opinion that Kinder Morgan Energy Partners, L.P. and its operating partnerships each have been and will continue to be treated as partnerships for federal income tax purposes after 1996, Bracewell & Patterson, L.L.P. has relied on the following factual representations made by Kinder Morgan Energy Partners, L.P. and its general partner about Kinder Morgan Energy Partners, L.P. and its operating partnerships with respect to periods after 1996:

•	Neither Kinder Morgan Energy Partners, L.P. nor any of its operating partnerships has elected or will elect to be treated as a corporation for federal income tax purposes; and

•	For each taxable year, more than 90% of Kinder Morgan Energy Partners, L.P.’s gross income has been and will be derived from (i) the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof and naturally occurring carbon dioxide or (ii) other sources that, in the opinion of counsel to Kinder Morgan Energy Partners, L.P., generate “qualifying income” within the meaning of Section 7704 of the Internal Revenue Code.

If we fail to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and Kinder Morgan Energy Partners, L.P., so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of a unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, treatment as a corporation would materially reduce a unitholder’s cash flow and after-tax return and thus would reduce the value of the common units.

The remainder of this section is based on Bracewell & Patterson, L.L.P.’s opinion that Kinder Morgan Energy Partners, L.P. and its operating partnerships will be treated as partnerships for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Kinder Morgan Energy Partners, L.P. will be treated as partners of Kinder Morgan Energy Partners, L.P. for federal income tax purposes. Also, (a) assignees who have executed and delivered transfer applications and are awaiting admission as limited partners and (b) unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of Kinder Morgan Energy Partners, L.P. for federal income tax purposes. As there is no direct authority addressing assignees of common units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Bracewell & Patterson, L.L.P.’s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Common Unit Ownership—Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a common unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a common unitholder who is not a partner for federal income tax purposes would therefore be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in Kinder Morgan Energy Partners, L.P. for federal income tax purposes.

Tax Consequences of Common Unit Ownership

Flow-Through of Taxable Income.    We will not pay any federal income tax. Instead, each common unitholder will be required to report on his federal income tax return his share of our income, gains, losses and deductions without regard to whether we make a cash distribution to him. Consequently, we may allocate income to a common unitholder even if he has not received a cash distribution from us. Each common unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year.

Treatment of Distributions.    Distributions by us to a common unitholder will not be taxable to the unitholder for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution, unless the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and known collectively as “Section 751 Assets.” Our cash distributions in excess of a common unitholder’s tax basis will be considered to be gain from the sale or exchange of the common units except to the extent the gain is attributable to Section 751 Assets of Kinder Morgan Energy Partners, L.P., taxable in accordance with the rules described under “—Disposition of Common Units” below. Any reduction in a common unitholder’s share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as

“nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a common unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture as additional income any losses from Kinder Morgan Energy Partners, L.P. deducted in previous years. Please read “—Tax Consequences of Common Unit Ownership—Limitations on Deductibility of Losses”.

A decrease in a common unitholder’s percentage interest in us because of our issuance of additional units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash to him. A non-pro rata distribution of money or property may result in ordinary income to a common unitholder, regardless of his tax basis in his common units, if the distribution reduces his share of our Section 751 Assets.

To that extent, he will be treated as having received his proportionate share of our Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the common unitholder’s realization of ordinary income. That income will equal the excess of (i) the fair market value of the non-pro rata portion of that distribution over (ii) the common unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units.    A common unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions to him, by any decreases in his share of our nonrecourse liabilities, by his share of our losses and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A common unitholder will have no share of our debt which is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities.

Limitations on Deductibility of Losses.    The deduction by a common unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A common unitholder must recapture his share of our losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a common unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a common unit, any gain recognized by a common unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a common unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A common unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely held corporations and personal service corporations can deduct losses from passive activities, which are generally partnership or corporate activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including any dividend income we derive or from our investments or investments in other publicly-traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a common unitholder’s share of our passive income may be deducted in full when the unitholder disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

A common unitholder’s share of our net passive income may be offset by any suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships.

Limitations on Interest Deductions.    The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” The IRS has indicated that net passive income earned by a publicly-traded partnership will be treated as investment income to its unitholders. In addition, a common unitholder’s share of our portfolio income will be treated as investment income. Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a common unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

Entity-Level Collections.    If we or an operating partnership is required or elects under applicable law to pay any federal, state, local or foreign income tax on behalf of any common unitholder, the general partner or any former unitholder, the general partner is authorized to pay such taxes from our or the operating partnerships’ funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. The general partner is authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us or an operating partnership as described above could give rise to an overpayment of tax on behalf of an individual unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction.    In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders, other than owners of i-units, in accordance with their percentage interests in us. A class of our unitholders that receives more cash than another class, other than i-units, on a per unit basis, with respect to a year, will be allocated gross income equal to that excess. At any time that incentive distributions are made to the general partner, gross income will be allocated to the general partner to the extent of the incentive distributions. If we have a net loss for the entire year, that loss will generally be allocated, first, to the general partner and the unitholders, other than owners of i-units, in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

Specific items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of property contributed to us or owned by us at the time new units are issued, referred to in this discussion as “Contributed Property.” In addition, recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

An allocation of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a unitholder’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a unitholder’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including his relative contributions to us, the interests of all the unitholders in profits and losses, the interest of all the unitholders in cash flow and other nonliquidating distributions and rights of all the unitholders to distributions of capital upon liquidation.

Under the Internal Revenue Code, unitholders cannot be allocated more depreciation, gain or loss than the total amount of any such item recognized by us in a particular taxable period (the “ceiling limitation”). To the extent the ceiling limitation is or becomes applicable, our partnership agreement requires that certain items of income and deduction be allocated in a way designed to effectively “cure” this problem and eliminate the impact of the ceiling limitation. Treasury Regulations under Section 704(c) of the Internal Revenue Code permit a partnership to make reasonable curative allocations to reduce or eliminate disparities between the tax basis and value attributable to property contributed to it.

Bracewell & Patterson, L.L.P. is of the opinion that, with the exception of the issues described in “—Tax Consequences of Common Unit Ownership—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a unitholder’s share of our income, gain, loss or deduction.

Treatment of Short Sales.    A common unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be a partner for federal income tax purposes with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, any of our income, gain, deduction or loss with respect to those common units would not be reportable by the unitholder, any cash distributions received by the unitholder as to those units would be fully taxable and all of these distributions would appear to be ordinary income.

Bracewell & Patterson, L.L.P. has not rendered an opinion regarding the treatment of a common unitholder whose units are loaned to a short seller. Therefore, unitholders desiring to assure their status as partners for tax purposes and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from loaning their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax.    Each common unitholder will be required to take into account his share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. A portion of our depreciation deductions may be treated as an item of tax preference for this purpose.

A common unitholder’s alternative minimum taxable income derived from us may be higher than that unitholder’s share of our net income because we may use more accelerated methods of depreciation for purposes of computing federal taxable income or loss. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective common unitholders are urged to consult with their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

Tax Rates.    In general the highest effective United States federal income tax rate for individuals for 2003 is 38.6% and the maximum United States federal income tax rate for net capital gains of an individual for 2003 is 20% if the asset disposed of was held for more than 12 months at the time of disposition.

Section 754 Election.    We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a common unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in such assets (“common basis”); and (2) his Section 743(b) adjustment to that basis.

Treasury Regulations under Sections 743 and 197 of the Internal Revenue Code generally require, unless the remedial allocation method is adopted, the Section 743(b) adjustment attributable to recovery property or amortizable Section 197 intangibles be taken into account as if the total amount of such adjustment were attributable to newly-purchased property placed in service when the unit transfer occurs. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code rather than cost-recovery deductions under Section 168 of the Internal Revenue Code generally is required to be depreciated using either the straight-line method or the 150 percent declining-balance method. The depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the common basis in such properties. This difference could adversely affect the continued uniformity of the tax characteristics of our units. To avoid such a lack of uniformity, the general partner has adopted an accounting convention under Section 743(b) to preserve the uniformity of units despite its inconsistency with these Treasury Regulations. Please read “—Uniformity of Common Units.”

Although Bracewell & Patterson, L.L.P. is unable to opine as to the validity of this approach because there is no clear authority on this issue, we intend to depreciate and amortize the Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable, despite its inconsistency with Treasury Regulations. If we determine that this position cannot reasonably be taken, we may adopt a depreciation or amortization position under which all purchasers acquiring common units in the same month would receive depreciation or amortization, whether attributable to the common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. If the IRS successfully challenged our method for depreciating or amortizing the Section 743(b) adjustment, the uniformity of common units might be affected, and the gain realized by a unitholder from the sale of units might be increased without the benefit of additional deductions. Please read “—Uniformity of Common Units.”

A Section 754 election is advantageous if the transferee’s basis in his common units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain on a sale of our assets would be less.

Conversely, a Section 754 election is disadvantageous if the transferee’s basis in his common units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, may be unamortizable and, if amortizable, is generally amortizable over a longer period of time, or under a less accelerated method than tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them may not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in the general partner’s opinion, the expense of compliance exceed the benefit of the election, the general partner may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of common units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.    We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each common unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a common unitholder who has a taxable year ending on a date other than December 31 and who disposes of all his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization.    The tax basis of our assets is used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets.

The IRS may challenge either the fair market values or the useful lives assigned to our assets or seek to characterize intangible assets as nonamortizable goodwill. If any such challenge or characterization were successful, the deductions allocated to a common unitholder in respect of our assets would be reduced, and his share of taxable income received from us would be increased accordingly. Any increase could be material.

To the extent allowable, the general partner may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service.

If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a common unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Common Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs incurred in selling our units, called “syndication expenses,” must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Kinder Morgan Energy Partners, L.P.’s Properties.    The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the relative fair market values, and determination of the initial tax basis, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates, and determination of basis, are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determination of basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by common unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss.    Gain or loss will be recognized on a sale or other taxable disposition of common units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A common unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of our nonrecourse liabilities. Because the amount realized includes a common unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a common unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a common unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of common units held more than 12 months will generally be taxed at a maximum rate of 20%. A portion of this gain or loss, which will likely be substantial, however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to Section 751 Assets. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized upon the sale of a common unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a common unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital loss may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gain in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold based upon relative fair market values. Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of common units sold. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests such as our common units, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.    In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders, other than owners of i-units, in proportion to the number of units owned by each of them as of the opening of the New York Stock Exchange on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders of record as of the opening of the New York Stock Exchange on the first business day of the month in which that gain or loss is recognized. As a result, a common unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Bracewell & Patterson, L.L.P. is unable to opine on the validity of this method of allocating income and deductions between the transferors and transferees of units. If this method is not allowed under the Treasury Regulations or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees to conform to a method permitted under future Treasury Regulations.

A common unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated a share of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements.    A unitholder who sells or exchanges units is required to notify us in writing of that sale or exchange within 30 days after the sale or exchange. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

Constructive Termination.    We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a common unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year ay result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of any deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Common Units

Because we cannot match transferors and transferees of common units, we must maintain uniformity of the economic and tax characteristics of the common units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6) or Treasury Regulations under Sections 743 and 197 of the Internal Revenue Code to our Section 743(b) adjustments or the determination that Kinder Morgan Energy Partners, L.P.’s Section 704(c) curative allocations to prevent the application of “ceiling limitations” on its ability to make allocations to eliminate Book-Tax Disparities are unreasonable. Any non-uniformity could have a negative impact on the value of the common units. Please read “—Tax Consequences of Common Unit Ownership—Section 754 Election.”

We depreciate and amortize the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable, despite its inconsistency with Treasury Regulations. Please read “—Tax Consequences of Common Unit Ownership—Section 754 Election.” If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring common units in the same month would receive depreciation and amortization deductions, whether attributable to the common basis or the Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some common unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. If we choose not to utilize this aggregate method, we may adopt any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the common unitholders. The IRS may challenge any method of depreciating or amortizing the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of common units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations, Mutual Funds and Non U.S. Investors

Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies or mutual funds raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a common unitholder which is a tax-exempt organization will be unrelated business taxable income and will be taxable to that tax-exempt organization.

A regulated investment company or “mutual fund” is required to derive at least 90% of its gross income for every taxable year from interest, dividends, payments with respect to securities loans, and gains from the sale or other disposition of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

Non-resident aliens and foreign corporations, trusts or estates that own common units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file federal tax returns to report their share of our income, gain, loss and deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest marginal tax rate applicable to individuals on cash distributions made quarterly to foreign common unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns common units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under an IRS ruling, a foreign common unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from this ruling, a foreign common unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures.    We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine the unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Bracewell & Patterson, L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the common units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each common unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his own return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Kinder Morgan Energy Partners, L.P.’s partnership agreement appoints the general partner as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of the unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting.    Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is (i) a person that is not a United States person, (ii) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing or (iii) a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Registration as a Tax Shelter.    The Internal Revenue Code requires that “tax shelters” be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Internal Revenue Code are extremely broad. It is arguable that we are not subject to the registration requirement on the basis that we do not constitute a tax shelter. However, we have registered as a tax shelter with the Secretary of the Treasury because of the absence of assurance that we will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken. Issuance of the registration number does not indicate that an investment in Kinder Morgan Energy Partners, L.P. or the claimed tax benefits have been reviewed, examined or approved by the IRS. Our tax shelter registration number is 9228900496. A unitholder who sells or otherwise transfers a unit in a later transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a unit to furnish the registration number to the transferee is $100 for each failure. The unitholders must disclose our tax shelter registration number on Form 8271 to be attached to the tax return on which any deduction, loss, credit or other benefit we generate is claimed or on which any of our income is included. A unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed are not deductible for federal income tax purposes.

Accuracy-Related Penalties.    An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) for which there is, or was, “substantial authority,” or (ii) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return. More stringent rules apply to “tax shelters,” a term that in this context does not appear to include us. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local and Other Tax Considerations

In addition to federal income taxes, common unitholders will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which a common unitholder is a resident. Although an analysis of those various taxes is not presented here, each prospective common unitholder is urged to consider their potential impact on his investment in us. As of the date of this prospectus, we own property or are doing business in various states, including Alabama, Arizona, California, Colorado, Delaware, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maryland, Michigan, Minnesota, Mississippi, Missouri, Nebraska, Nevada, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Virginia, Washington, West Virginia, Wisconsin and Wyoming. A common unitholder will likely be required to file state income tax returns and to pay taxes in many of these states and may be subject to penalties for failure to comply with these requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Common Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material. We may also own property or do business in other states in the future.

It is the responsibility of each common unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Accordingly, each prospective common unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each common unitholder to file all state and local, as well as United States federal tax returns, that may be required of him. Bracewell & Patterson, L.L.P. has not rendered an opinion on the state or local tax consequences of an investment in us.

PLAN OF DISTRIBUTION

We may sell the common units or debt securities (1) through agents; (2) through underwriters or dealers; (3) directly to one or more purchasers; or (4) pursuant to delayed delivery contracts or forward contracts.

By Agents

Common units and debt securities may be sold through agents designated by us. The agents agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

By Underwriters

If underwriters are used in the sale, the common units or debt securities of the series offered will be acquired by the underwriters for their own account. The underwriters may resell the common units or debt securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the common units or debt securities of the series offered will be subject to certain conditions. The underwriters will be obligated to purchase all the common units or debt securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Direct Sales

Common units and debt securities may also be sold directly by us. In this case, no underwriters or agents would be involved. We may use electronic media, including the Internet, to sell offered securities directly.

Delayed Delivery Contracts or Forward Contracts

If indicated in the prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers to purchase common units or debt securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts or forward contracts providing for payment or delivery on a specified date in the future at prices determined as described in the prospectus supplement. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

General Information

The debt securities, when first issued, will have no established trading market. Any underwriters or agents to or through whom debt securities are sold for public offering and sale may make a market in such debt securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any such debt securities.

The debt securities of the series offered may or may not be listed on a national securities exchange. No assurances can be given that there will be a market for the debt securities.

Underwriters, dealers and agents that participate in the distribution of the common units or debt securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the common units or debt securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make with respect to those liabilities.

Underwriters, dealers and agents or their affiliates may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

VALIDITY OF THE SECURITIES

The validity of the securities being offered hereby will be passed upon for us by Bracewell & Patterson, L.L.P., Houston, Texas.

EXPERTS

The financial statements of Kinder Morgan Energy Partners, L.P. incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The balance sheet of Kinder Morgan G.P., Inc. incorporated in this prospectus by reference to our Current Report on Form 8-K dated March 11, 2002 has been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated in this prospectus by reference include forward-looking statements. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They use words such as “anticipate,” “believe,” “intend,” “plan,” “projection,” “forecast,” “strategy,” “position,” “continue,” “estimate,” “expect,” “may,” “will,” or the negative of those terms or other variations of them or by comparable terminology. In particular, statements, express or implied, concerning future actions, conditions or events, future operating results or the ability to generate sales, income or cash flow or to pay dividends are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future actions, conditions or events and future results of operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond our ability to control or predict. Specific factors which could cause actual results to differ from those in the forward-looking statements, include:

•	price trends and overall demand for natural gas liquids, refined petroleum products, oil, carbon dioxide, natural gas, coal and other bulk materials in the United States;

•	economic activity, weather, alternative energy sources, conservation and technological advances that may affect price trends and demand;

•	changes in our tariff rates implemented by the Federal Energy Regulatory Commission or the California Public Utilities Commission;

•	our ability to integrate any acquired operations into our existing operations;

•	our ability to acquire new businesses and assets and to make expansions to our facilities;

•	difficulties or delays experienced by railroads, barges, trucks, ships or pipelines in delivering products to our bulk terminals;

•	our ability to successfully identify and close acquisitions and make cost-saving changes in operations;

•	shut-downs or cutbacks at major refineries, petrochemical or chemical plants, utilities, military bases or other businesses that use or supply our services;

•	changes in laws or regulations, third party relations and approvals, decisions of courts, regulators and governmental bodies may adversely affect our business or our ability to compete;

•	our ability to offer and sell equity securities and debt securities or obtain debt financing in sufficient amounts to implement that portion of our business plan that contemplates growth through acquisitions of operating businesses and assets and expansions of our facilities;

•	our indebtedness could make us vulnerable to general adverse economic and industry conditions, limit our ability to borrow additional funds and/or place us at competitive disadvantages compared to our competitors that have less debt or have other adverse consequences;

•	interruptions of electric power supply to facilities due to natural disasters, power shortages, strikes, riots, terrorism, war or other causes;

•	acts of sabotage, terrorism or other similar acts causing damage greater than our insurance coverage limits;

•	the condition of the capital markets and equity markets in the United States;

•	the political and economic stability of the oil producing nations of the world;

•	national, international, regional and local economic, competitive and regulatory conditions and developments;

•	the ability to achieve cost savings and revenue growth;

•	rates of inflation;

•	interest rates;

•	the pace of deregulation of retail natural gas and electricity;

•	the timing and extent of changes in commodity prices for oil, natural gas, electricity and certain agricultural products; and

•	the timing and success of business development efforts.

You should not put undue reliance on any forward-looking statements.

When considering forward-looking statements, please review the risk factors described in our Annual Report on Form 10-K and our other filings with the SEC that are incorporated by reference into this prospectus.

4,000,000 Common Units  Representing Limited Partner Interests

PROSPECTUS SUPPLEMENT

May 28, 2003

LEHMAN BROTHERS

GOLDMAN, SACHS & CO.

DEUTSCHE BANK SECURITIES

MERRILL LYNCH & CO.

RBC CAPITAL MARKETS

WACHOVIA SECURITIES